FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated November 30, 2011, announcing the introduction of a very lightweight Ku-Band broadband solution for airborne applications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 30, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Introduces Very Lightweight Ku-Band Broadband Solution for
Airborne Applications

- The solution reflects integration of Gilat’s advanced capabilities in modems, BUCs and on-the- move antennas -

Petah Tikva, Israel, 30 November, 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced the introduction of a satcom-on-the-move (SOTM) solution for airborne applications, featuring a very small Ku-band broadband antenna customized for airborne use.

“Gilat’s strategy which led to the acquisition of Wavestream and RaySat Antenna Systems has enabled us to produce a fully integrated solution that benefits from the combined core competencies and technological advancement of the three companies”, said Moshe (Chico) Tamir, Gilat's Vice President of Defense and Homeland Security. “Our integrated solution, featuring what we believe is the industry's smallest and most lightweight antenna in its category, is optimal for the defense and military markets as it addresses the critical need for reduced weight in order to increase the endurance of unmanned aerial vehicles.”

The solution is comprised of Gilat’s MLT-1000 ruggedized spread spectrum satellite modem, RaySat Antenna Systems’ SR-71 – a two-way, on-the-move, flat panel tracking antenna, and Wavestream’s compact 40W Ku-band block up-converter (BUC) and power amplifier, part of the AeroStream™ airborne product family, all of which have been tightly integrated to produce a lightweight, compact and low-power terminal that is ideal for airborne applications.

RaySat Antenna Systems’ SR-71 is a very compact and lightweight broadband mobile antenna. Part of the StealthRay™ family of products, it includes a 6 inch broadband array which tracks any Ku-band satellite position. The SR-71 can support high broadband user experience of up to 1 Mbps transmit and 2 Mbps receive.

The MLT-1000 supports very low SNR (signal to noise ratio) of -13dB, optimally integrating with the small dimensions of the SR-71 antenna. Complementing the solution is a 40W BUC that delivers high output-power with low power-draw in a compact and lightweight enclosure.

Gilat recently conducted a successful live paid demonstration of the terminal showcasing high performance transmissions of IP data and video communications.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over one million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed network services in North America to the business and government segments. Visit Gilat at www.gilat.com.

About Wavestream
Wavestream designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. The company's innovative, patented Spatial Power Advantage technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream's proven family of products meets the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Wavestream is a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT). For more information, please visit the company's web site at www.wavestream.com

About RaySat Antenna Systems
RaySat Antenna Systems (RAS) is a wholly owned subsidiary of Gilat Satellite Networks (NASDAQ; GILT) that specializes in the development, marketing, sales and support of in-motion, low-profile, 2-way satellite antenna systems. RAS's antennas are specifically suited for the needs of Satcom-On-The-Move (SOTM), military mobile communications, homeland security (HLS), search & rescue, governmental organizations, DSNG, trains, asset tracking, research & exploratory and general mobile satellite data communications.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Karen Mazor

Gilat Satellite Networks

karenm@gilat.com